UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 6, 2023, pursuant to Section 9.10 of the Business Combination Agreement dated October 17, 2022, by and among European Biotech Acquisition Corp. and Oculis SA (the “Business Combination Agreement”), Oculis SA and Oculis Operations GmbH, each a wholly-owned subsidiary of Oculis Holding AG (the “Registrant”), completed the Third Merger (as defined in the Business Combination Agreement). At the time of the Third Merger, Oculis SA merged with and into Oculis Operations GmbH, the separate corporate existence of Oculis SA ceased. Oculis Operations GmbH remains a wholly owned subsidiary of the Registrant.

The information contained in this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oculis Holding AG

Date: July 6, 2023	By:	/s/ Sylvia Cheung
Name: Sylvia Cheung
Title: Chief Financial Officer